October 17, 2023

VIA EDGAR CORRESPONDENCE

Mr. Dave Orlich
Division of Investment Management
U.S. Securities and Exchange Commission (the “Commission”)
100 F Street, NE
Washington, DC 20549

Re: Response to Comments on 485(a) filing for Roberts & Ryan Class shares of Allspring 100% Treasury Money Market Fund, Allspring Government Money Market Fund and Allspring Treasury Plus Money Market Fund (collectively, the “Funds”), each a series of Allspring Funds Trust, Files Nos/ 333-231848 and 811-09253 (the “Registrant”)

Dear Mr. Orlich:

In response to the comments provided by you to the Registrant’s registration statement filing made on August 17, 2023 pursuant to Rule 485(a) under the Securities Act of 1933 with respect to the Funds (accession no. 0001081400-23-000457), please note the following responses. Capitalized terms not defined below have the meanings set forth in the registration statement filing.

Prospectus Comments

1. Comment: You requested that we confirm that the disclosure contained in the registration statement regarding the Roberts & Ryan share class of the Allspring 100% Treasury Money Market Fund and Allspring Treasury Plus Money Market Fund is identical to that of the Allspring Government Money Market Fund.

Response: We confirm that the disclosure regarding the share class is identical across the three Funds.

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As noted above, we completed a Form N-1A filing for the Funds pursuant to Rule 485(a) under the Securities Act of 1933 on August 17, 2023, and we intend to complete the Form N-1A filing for the Funds pursuant to Rule 485(b) under the Securities Act of 1933 on or about October 23, 2023. Such filing will incorporate your comments, where applicable, as outlined in this letter, and will make other non-material changes.

Please feel free to call me at (617) 895-9401 if you have any questions or comments with respect to this matter.

Sincerely,

/s/
Maureen Towle
Senior Counsel
ALLSPRING FUNDS MANAGEMENT, LLC